March 25, 2014

VIA EDGAR

Mr. Sonny Oh, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:           American Century Variable Portfolios, Inc. (the “Registrant”)
(File Nos. 033-14567; 811-05188)

Dear Mr. Oh:

This letter responds to your comments we discussed on March 5, 2014 regarding Post-Effective Amendment  No. 59 to the Registrant’s registration statement filed on January 17, 2014 for the purpose of adding Class II of the VP Capital Appreciation Fund (the “Fund”).  For your convenience, we restated each of your comments prior to our responses.

Comment No. 1:  If the Registrant intends to distribute a summary prospectus, please provide the staff with a draft of the Rule 498(b)(1)(v) legend that the Registrant intends to use via an EDGAR correspondence filing.

Response:  The Registrant’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund online at the web addresses listed below. You can also get this information at no cost by calling or sending an email request. The fund’s prospectus and other information are also available from insurance companies through which shares of the fund may be purchased or sold.

Retail Investors	Financial Professionals
americancentury.com/funds/ vp_fund_reports.jsp	americancentury.com/ipro/funds/fund_reports_vp.jsp
1-800-378-9878 or 816-531-5575	1-800-345-6488
prospectus@americancentury.com	advisor_prospectus@americancentury.com

This summary prospectus incorporates by reference the fund’s prospectus and statement of additional information (SAI), each dated March 31, 2014 (as supplemented at the time you receive this summary prospectus), as well as the Report of Independent Registered Public Accounting Firm and the financial statements included in the fund’s annual report to shareholders, dated December 31, 2013. The fund’s SAI and annual report may be obtained, free of charge, in the same manner as the prospectus.

Comment No. 2:  Please confirm that the Registrant will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3(g) to Form N-1A.

Response:  The Registrant confirms that it will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3(g).

American Century Investments
P.O. Box 410141, 4500 Main Street	americancentury.com	Corporate Headquarters: Kansas City, MO
Kansas City, MO 64141-0141		800-345-2021 or 816-531-5575

Mr. Sonny Oh, Esq.
March 25, 2014

PROSPECTUS

Comment No. 3(a):

(i)           Disclose any Shareholder Fees, as described in Item 3 of Form N-1A;

(ii)           Identify applicable values in the Example rather than using “none” or “n/a;”

(iii)           Add disclosure that the fee table does not reflect fees and expenses for the variable annuity or variable life insurance contracts and would be higher if they did.  Also, instruct investors to refer to the prospectus of the variable annuity and variable life insurance contracts for information on such fees and expenses.

Response:

(i)           Shareholder Fees, as described in Item 3, are not imposed on the Fund’s shares and, therefore, have been omitted in accordance with Item 3, Instruction 1(c).

(ii)           As requested, the Example has been updated to include values.

(iii)           The existing disclosure above the Annual Fund Operating Expenses table states that the table does not include the fees and expenses associated with the variable annuity or variable life insurance contract and that had they been included, fees and expenses would have been higher.  As requested, additional disclosure has been added to this disclosure directing investors to the prospectus for the variable annuity or variable life insurance contracts for information on the fees and expenses associated with those contracts.

Comment No. 3(b): Under the section entitled “Principal Investment Strategies,” confirm whether the reference to “American Century Investments” is the investment advisor for the Fund and, if so, define it as such.

Response:  As requested, this reference has been updated to “the fund’s investment advisor” in this section as well as the section entitled “Objectives, Strategies and Risks,” under the heading “What are the fund’s principal investment strategies?”

Comment No. 3(c):  In the Calendar Year Total Returns bar chart, delete the horizontal dotted lines.

Response:  The Registrant believes that the Calendar Year Total Returns bar chart fully complies with the requirements of Item 4(b)(2) and respectfully declines to make the requested change.  Neither Item 4(b)(2) nor the related Instructions prohibit the horizontal lines, and the Registrant believes that the horizontal lines permit shareholders to more quickly and easily identify and understand the values being presented in the chart.  The Registrant also believes that its presentation of the bar chart in this manner is consistent with the Hypothetical Summary Prospectus prepared by SEC Staff for illustrative purposes in connection with the proposed rule for Enhanced Disclosure and New Summary Prospectus Delivery Option for Registered Open-End Management Investment Companies (SEC Rel. No. 33-8861).

Comment No. 3(d):  Revise the Calendar Year Total Returns bar chart in accordance with Instruction 3(b) to Item 4(b)(2).  In particular, since the Fund is offering a new class, show only one year of returns.

Mr. Sonny Oh, Esq.
March 25, 2014

Response:  The Registrant respectfully declines to make the requested change.  We do not interpret Item 4(b)(2) and Instruction 3(b) as limiting the bar chart to show only one calendar year return.  Rather, in this situation where the Fund is offering a new class (Class II) and separately presenting information for the new class, we read Instruction 3(b) as permitting the Fund to show annual total returns for the existing class (Class I) but only for the first year that the new class is offered (i.e., only until the new class would have its own performance to report).  Because the Instruction refers to “returns” of the existing class, we have included Class I’s returns for each of the last ten calendar years, in accordance with the requirements of Item 4(b)(2).

In addition, we have added a footnote to the bar chart, as required by Instruction 3(b), indicating that the returns for Class II would have been substantially similar to the Class I returns shown and would differ only to the extent that the fees differ.

 Comment No. 3(e):  In the Average Annual Total Returns table, in accordance with Instruction 3(b) to Item 4(b)(2), remove the performance information for the new Class II shares and delete footnote 2.

Response:  The inclusion of performance information for the new Class II shares is consistent with the SEC staff’s position expressed in a no-action letter to Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) permitting a fund to show in the prospectus for a new class the performance history of an older class as if it were the performance history of the new class, restated to reflect differences in certain fees and expenses between the classes.  The Registrant intends to follow the approach set forth in Quest for Value with respect to the presentation of the historical performance of the new Class II shares.  The Registrant believes that because Class II has a higher total expense ratio than Class I, adjusting the performance of Class I to reflect the higher Class II expenses provides Class II shareholders with a more accurate picture of what they would be paying and how an investment in Class II shares would perform.

Accordingly, the Average Annual Total Returns table presents the performance of Class II shares calculated using the historical performance of the existing Class I of the fund.  The calculation and presentation of performance in this manner is explained in footnote 2 to the table, as follows:  Historical performance for Class II prior to its inception is based on the performance of Class I shares.  Class II performance has been adjusted to reflect differences in expenses between classes.  The Registrant, therefore, believes that the calculation and presentation of performance information for the new Class II shares, as explained in footnote 2, is consistent with the SEC staff’s position, and respectfully declines to make additional changes to the Average Annual Total Returns table.

Comment No. 4(a):  The fourth and seventh paragraphs appearing under the heading “What are the fund’s principal investment strategies?” refer to the Fund’s statement of additional information (“SAI”) for more information regarding foreign securities risks and active and frequent trading of portfolio securities.  Item 9 requires a full description of all applicable principal investment strategies and principal risks of the Fund be included in the prospectus.

Response:  The principal risks associated with the Fund’s investments in foreign securities are described in the existing disclosure under the heading “What are the principal risks of investing in the fund?,” in accordance with Item 9(c).  The reference in the fourth paragraph under the heading “What are the fund’s principal investment strategies?” to unique risks of investments in foreign securities being more fully described in the Fund’s SAI has been deleted.

The active and frequent trading disclosure appearing under the heading “What are the fund’s principal investment strategies?” has been revised to explain that a higher portfolio turnover rate may indicate higher transaction costs and that those costs may affect the fund’s performance.  The tax consequences generally associated with high portfolio turnover are not applicable because shares of the Fund may be purchased only by insurance companies for the purpose of funding variable annuity and

Mr. Sonny Oh, Esq.
March 25, 2014

variable life insurance policies and by qualified plans, which are tax-deferred accounts.  The reference to additional information in the “Portfolio Turnover” section of the SAI has been deleted.

Comment No. 4(b):  To the extent additional information is being provided in response to Comment No. 4(a) (regarding foreign securities risks and active and frequent trading of portfolio securities), also include a summary of that information in response to Item 4, as applicable.

Response:  As requested, the disclosure revised in response to Comment 4(a) has been summarized in the “Principal Investment Strategies” section, as applicable.

Comment No. 4(c).  Delete the last paragraph under the heading “What are the principal risks of investing in the fund?” and incorporate this disclosure under the heading “Purchase and Redemption of Shares.”

Response.  This paragraph has been deleted from under the heading “What are the principal risks of investing in the fund?” and moved to the SAI, under the heading “Information about Fund Shares.”

Comment No. 5:  Under the heading “The Investment Advisor,” per Item 10(a)(1)(ii)(A), insert the management fee to be paid to the advisor and delete footnote 1.

Response:  The management fee to be paid to the advisor is disclosed, in place of the fee table.

Comment No. 6(a):  Under the heading “Abusive Trading Practices,” per Item 11(e)(4)(iii), please describe in more detail the policies and procedures used to deter abusive trading practices, including any restrictions and whether the restrictions are applied uniformly.  If such restrictions are not applied uniformly, include disclosure regarding the risks of not uniformly applying such restrictions.

Response:  As requested, disclosure has been added to indicate that restrictions imposed by the Fund to prevent or minimize frequent purchases and redemptions may not be applied uniformly in all cases.  Disclosure has also been added to clarify that shares of the Fund are held in omnibus arrangements with insurance companies, which makes it inherently more difficult for the Fund to identify abusive trading practices or the shareholder effecting the transaction.  No additional disclosure has been added, however, regarding the potential risks of not uniformly applying restrictions.  The existing disclosure explains that abusive trading practices may result in the Fund incurring higher trading costs and that the Fund’s performance could be negatively impacted.

Comment No. 6(b):  Under the heading “Abusive Trading Practices,” please also describe the types of securities especially vulnerable to market timing, e.g., foreign, high-yield, and small-capitalization securities, and in doing so, describe, if applicable, whether the Fund may invest in any of those securities as a principal investment strategy.

Response:  The Registrant respectfully declines to make additional changes in the “Abusive Trading Practices” section.  The requested additions are not required by Item 11(e), and the Registrant believes its current disclosure is fully responsive to that Item.

Comment No. 6(c):  In the “Share Price” section, please expand the first paragraph to clarify what net asset value (“NAV”) is used to determine share price if an order is received in good order before the New York Stock Exchange (“NYSE”) closes and what NAV is used if an order is received after the NYSE closes.

Mr. Sonny Oh, Esq.
March 25, 2014

Response:  The Registrant believes that the existing disclosure is responsive to this comment.  As stated in the “Share Price” section, American Century Investments prices Fund shares purchased, exchanged, or redeemed based on the NAV next determined after an order is received in good order.  We determine the NAV of the Fund as of the close of regular trading (usually 4 p.m. Eastern time) on the NYSE on each day the NYSE is open.  On days when the NYSE is closed (including certain U.S. national holidays), we do not calculate the NAV.

Comment No. 7:  In the narrative appearing after the “Financial Highlights” heading, add that the financial highlights do not reflect the fees and expenses that may be associated with the variable annuity or variable life insurance contracts, and if they did, the performance shown would be lower.

Response:  As requested, the additional disclosure has been added to this section.

STATEMENT OF ADDITIONAL INFORMATION

Comment No. 8:  In the SAI, under the heading “The Board of Directors,” there is a reference to American Century Investment Management, Inc., defined as ACIM or the advisor, but there is a prior reference to advisor and ACIM under the heading “Disclosure of Portfolio Holdings.”  Define ACIM at its first use.

Response:  ACIM is currently defined at its first use, under the heading “Fund Investment Guidelines.”  Given the number of pages between the first use and subsequent references and the possibility that a shareholder may separately review a particular section of the SAI, such as “Disclosure of Portfolio Holdings” or “The Board of Directors,” the reference to the “advisor” as well as “ACIM” is used again to avoid any potential confusion.  The Registrant also believes that repeating the entity name in connection with subsequent use of the defined term ACIM is consistent with the SEC’s guidance as described in A Plain English Handbook: How to create clear SEC disclosure documents.

Comment No. 9:  Under the heading “Disclosure of Portfolio Holdings,” the disclosure under “Service Providers” appears to address two different types of entities, service providers and data aggregators.  Clarify that the nondisclosure agreements with the data aggregators also prohibit trading on non-public information in addition to providing for a duty of confidentiality, as described in the second paragraph under “Ongoing Arrangements.”  Then specify if the service providers are subject to the same or different non-disclosure agreement.

Response:  Additional disclosure has been added as requested.

Comment No. 10(a):  In the Officers and Directors tables, in lieu of the year of birth, use the actual age of each individual, as provided in the table for Item 17(a).

Response:  The Officers and Directors tables in the SAI identify the year of birth.  The Registrant recognizes that Form N-1A instructs registrants to provide the “age” of each officer and director of the Fund, but the Registrant believes that by providing the year of birth of each individual, it has provided shareholders with the same or equivalent information and is consistent with industry practices.  Moreover, the age of a director necessarily changes in the time between annual updates to the Fund’s registration statement while the year of birth remains accurate.  Accordingly, the Registrant respectfully declines to make the requested change.

Mr. Sonny Oh, Esq.
March 25, 2014

Comment No. 10(b):  Please revise the disclosure regarding the specific qualifications of directors to better comply with Item 17(b)(10).

Response:  The Registrant believes the existing disclosure appearing under the heading “Qualifications of Directors” (which supplements the information provided for each director in “The Board of Directors” table) fully complies with Item 17(b)(10).  This Item instructs registrants to “briefly” discuss each director’s specific experience and qualifications that led to the conclusion that such person should serve as a director for the Fund.  As described in the “Qualifications of Directors” section, qualifications considered by the Fund’s board to be important in the selection and retention of directors include, among other things, the individual’s educational background and accomplishments as well as the individual’s business and professional experience and accomplishments, and such qualifications are identified for each of the Fund’s directors.  Consequently, the Registrant respectfully declines to make any changes in response to this comment.

Comment No. 10(c):  Revise the “Board Compensation” table to conform with the requirements of Item 17(c), namely, applying the same columns and including the information referenced in the Instructions.

Response:  The Registrant believes the Fund’s existing disclosure satisfies the requirements of Item 17(c) and the related Instructions.  Columns (3) (Pension or Retirement Benefits Accrued as Part of Funds Expenses) and (4) (Estimated Annual Benefits Upon Retirement) are not included because they are not applicable.  The paragraph immediately following the compensation table explains that the Fund does not provide any pension or retirement benefits to the directors except for a deferred compensation plan.  The amount of compensation deferred pursuant to such plan is included in the table and further described in footnote 2, as provided for in Instruction 3.

The Registrant respectfully declines to separately include Columns (3) and (4) and enter “n/a” or “none” because doing so would obscure the compensation otherwise being presented in the table.  The Registrant believes that omitting these columns from the table with the accompanying explanation in the text allows shareholders to read and understand director compensation more quickly and easily.

Comment No. 10(d):  Revise the “Ownership of Fund Shares” table to conform to the format of Item 17(b)(4), more specifically, list dollar ranges in the table instead of letters representing such ranges.

Response:  The Registrant believes that the table appearing below “Ownership of Fund Shares” complies with Item 17(b)(4), which requires disclosure of the dollar range of equity securities in the Fund owned by each director.  Instruction 4 identifies specific dollar ranges, which are reflected in the table by letter; the ranges and corresponding letters appear immediately under the table.  The Registrant believes that using letters to represent the dollar ranges presents the information required by Item 17(b)(4) in a more streamlined and easily understandable manner.

Comment No. 11:  Under the heading “Valuation of a Fund’s Securities,” second paragraph, strike the words “as described below.”

Response:  As requested, these words have been deleted.

Comment No. 12:  In the SAI, there is no reference to Appendix B, other than in the Table of Contents.  Include a reference to Appendix B where applicable or move the text from Appendix B into the body of the SAI.

Mr. Sonny Oh, Esq.
March 25, 2014

Response:  As requested, the text of Appendix B has been moved to the body of the SAI, in the “Information About Fund Shares” section, immediately before “Valuation of a Fund’s Securities.” The existing Appendix C has been moved to Appendix B, with cross-references updated accordingly.

In responding to your comments, we acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at danielle_cook@americancentury.com or at 816-340-7021.

Very truly yours,

/s/ Danielle Cook
Danielle Cook
Corporate Counsel

DC:ce